

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 5, 2009

By facsimile to (509) 747-1770 and U.S. Mail

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Re: Charmed Homes Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed January 27 and 30, 2009
        File No. 0-53285

Dear Mr. Quinn:

        We performed a preliminary review of the filings and have the accounting comment
below. After we receive your response to the comment and complete our review of the filings,
we may have additional comments.

Financial Statements

1.   We note that you included the audited two years ended January 31, 2008 and the
        unaudited nine months ended October 31, 2008 for Charmed. However, you did not
        include financial statements for Iveda in your document. Given that Iveda is the
        operating company and will be the surviving company of this transaction, please tell us
        what consideration was given to including the financial statements for Iveda. Refer to
        Item 13 of Schedule 14A for guidance. If you conclude that financial statements are
        required for Iveda, please take special note as to the required periods that should be
        presented for Iveda.

Closing

As appropriate, please file a revised preliminary proxy statement and respond to the comment within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comment.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide a written statement from each of Charmed and Iveda in which they acknowledge that:

- Charmed and Iveda are responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- Charmed and Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Staff Accountant, at (202) 551-3854 with any questions regarding the comment.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions regarding other disclosure matters.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak P.S.
        601 West First Avenue, Suite 903
        Spokane, WA 99201

        Stephen R. Boatwright, Esq.
        Keller Rohrback, PLC
        3101 North Central Avenue, Suite 1400
        Phoenix, AZ 85012-2600